SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

 Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

São Paulo, September 26, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), one of the leading airlines in Brazil and part of the ABRA Group, in accordance with the provisions set forth in the Brazilian Securities Commission (CVM) Resolution No. 80, of March 29, 2022 (“Resolution CVM 80”), hereby inf discloses the following information in accordance with Annex F of Resolution CVM 80, with in relation to certain transactions between related parties.

Transaction between Gol Linhas Aéreas (“GLA”), Smiles Fidelidade S.A. (“Smiles”), Pagol Sociedade de Crédito Direto S.A. (“Pagol”), and Pagol Participações Societárias Ltda. (“Pagol Participações”)
1. description of the transaction:
(i) the parties and their relationship with the issuer	The parties of the transaction are GLA and Pagol. GLA is a company controlled by the Company. Pagol is a company under common control of the Company.
(ii) the purpose and main terms and conditions

The “Miles Accumulation Partnership Agreement” was signed between GLA and Pagol on November 1, 2022, which objects the association of Pagol with the Smiles Program, for the acquisition and granting of redemption rights represented by Smiles Miles to its customers, as a form of incentive to purchase products/services offered by Pagol, upon prior request by Pagol to GLA (“Partnership Agreement”).

The Parties also signed, on October 16, 2023, the 3rd amendment to the Partnership Agreement, including Pagol Participações as a partner, as well as Smiles as part of the Partnership Agreement, so that Smiles can issue Smiles Miles and management of the Smiles Program.

Under the terms of the Partnership Agreement, only the unit value of the accumulated/redeemed mile is known to the parties, but the volume of accumulation or redemption is variable and the total amount to be paid by one party to the other will depend on the calculation at the end of each month. In other words, there is no pre-determined global value linked to this transaction. Analyzing the balances from January 2024 to August 2024, an amount of R$76,980,695.39 was recorded, owed by Pagol to GLA; and computing the transactions for 2023, an amount of R$148,223,379.15 was recorded, owed by Pagol to GLA.

2. whether, when, in what way and to what extent the counterparty in the transaction, its shareholders or managers participated in the process:
(i) of decision of the issuer about the transaction, describing this participation;

Not applicable, considering that Pagol, its controlling shareholders did not participate in the Company's decision-making process regarding the execution of the Partnership Agreement; nor did they participate in the process of negotiating the Partnership Agreement as representatives of the Company.

(ii) of negotiation of the transaction as representatives of the issuer, describing this participation.
3. detailed justification on the reasons why the issuer's management considers that the transaction observed commutative conditions or provides for adequate compensatory payment, informing:
(i) whether the issuer solicited bids, conducted any price taking procedures, or otherwise attempted to perform the transaction with third parties, explaining, if not, the reasons why it did not do so, or, if so, the procedures performed and their results

Considering the purpose of the Partnership Agreement, which consists of the acquisition and concession of Smiles Miles, an activity contemplated in GLA's corporate purpose, the Company understands that the transaction is concluded in the ordinary course of its business, in accordance with the practices, terms and conditions agreed with independent third parties.

The Company's management understands that the nature of the Transaction is not compatible with the procedures of request for proposals or price taking

(ii) the reasons why the issuer entered into the transaction with the related party rather than with a third party:	The Company clarifies that the transaction was entered into with the counterparty in line with transactions of this nature entered into with independent third parties. In this sense, the Company emphasizes that the transaction was not entered into as a substitute for transactions entered into with third parties.
(iii) a detailed description of the measures taken and procedures adopted to ensure the commutativity of the operation	The Company reiterates that the Partnership Agreement was signed with Pagol under terms and conditions aligned with those practiced with independent third parties, in order to ensure that it was negotiated in a commutative manner and providing for adequate compensatory payment in view of similar transactions concluded by GLA with other players.

Notice to Market

Transaction between GLA and Comporte Participações S.A. (“Comporte”)
1. description of the transaction:
(i) the parties and their relationship with the issuer	The parties of the transaction are GLA and Comporte. GLA is a company controlled by the Company. Comporte is a company under common control of the Company.
(ii) the purpose and main terms and conditions

The “Smiles Miles Advance Purchase Agreement” was signed between GLA and Comporte, on December 27, 2022, which objects the acquisition of Smiles Miles in advance by Comporte, for awards to individuals indicated by it and who will be credited after the indication of the Smiles Account, in the amount of R$70 million (“Miles Advance Purchase Agreement”).

The Company understands that the term of the Miles Advance Purchase Agreement is 12 months and that, therefore, on December 31, 2023, and on the present date, it is no longer in force.

2. whether, when, in what way and to what extent the counterparty in the transaction, its shareholders or managers participated in the process:
(i) of decision of the issuer about the transaction, describing this participation

Not applicable, considering that Comporte, its controlling shareholders did not participate in the Company's decision-making process regarding the execution of the Miles Advance Purchase Agreement; nor did they participate in the process of negotiating the Miles Advance Purchase Agreement as representatives of the Company.

(ii) of negotiation of the transaction as representatives of the issuer, describing this participation
3. detailed justification on the reasons why the issuer's management considers that the transaction observed commutative conditions or provides for adequate compensatory payment, informing:
(i) whether the issuer solicited bids, conducted any price taking procedures, or otherwise attempted to perform the transaction with third parties, explaining, if not, the reasons why it did not do so, or, if so, the procedures performed and their results:

Considering the purpose of the Miles Advance Purchase Agreement, which consists of the sale by GLA of Smiles Miles, an activity contemplated in GLA's corporate purpose, the Company understands that the transaction is concluded in the ordinary course of its business, in accordance with practices, terms and conditions agreed with independent third parties.

The Company's management understands that the nature of the Transaction is not compatible with the procedures of request for proposals or price taking.

(ii) the reasons why the issuer entered into the transaction with the related party rather than with a third party:	The Company clarifies that the transaction was entered into with the counterparty in line with transactions of this nature entered into with independent third parties. In this sense, the Company emphasizes that the transaction was not entered into as a substitute for transactions entered into with third parties.
(iii) a detailed description of the measures taken and procedures adopted to ensure the commutativity of the operation	The Company reiterates that the Miles Advance Purchase Agreement was signed with Comporte under terms and conditions aligned with those practiced with independent third parties, in order to ensure that it was negotiated in a commutative manner and providing for adequate compensatory payment in view of similar transactions concluded by GLA with other players.

Notice to Market

About GOL Linhas Aéreas Inteligentes S.A

GOL is a leading domestic airline in Brazil and part of Abra Group. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and provides eighteen codeshares and interline agreements to its Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All,” GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies, and live TV; and the best frequent-flyer program, Smiles. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,700 highly qualified aviation professionals focused on Safety. GOL’s #1 value and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the B3 (GOLL4). For further information, go to www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer